Exhibit 23.6

CONSENT OF G.J. VAN DER HEEVER, B.SC. HONS., PRI SCI. NAT.

I consent to the inclusion in this annual report on Form 40-F of Anooraq Resources Corporation (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to my name and to the summaries of the technical reports entitled “Resource Estimate Boikgantsho Joint Venture, Northern Limb, Bushveld Igneous Complex, Limpopo Province, Republic of South Africa” dated December 22, 2004 and “Preliminary Assessment Boikgantsho Joint Venture, Northern Limb, Bushveld Igneous Complex, Northern Province, Republic of South Africa” dated March 2005, included in the Company’s Annual Information Form for the year ended December 31, 2010 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010.

Dated this 23rd day of March, 2011.

/S/ G.J. VAN DER HEEVER
G.J. van der Heever, B.Sc. Hons., Pri Sci. Nat.